UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 30, 2017

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Group Governance

	BHP Billiton Limited	BHP Billiton Plc
	171 Collins Street	Nova South
	Melbourne Victoria 3000 Australia	160 Victoria Street
	GPO BOX 86	London SW1E 5LB UK
	Melbourne Victoria 3001 Australia	Tel +44 20 7802 4000
	Tel +61 1300 55 47 57 Fax +61 3 9609 3015	Fax + 44 20 7802 4111
	bhp.com	bhp.com

30 August 2017

ASX Listing Rules Appendix 3Y

Change of Director’s Interest Notice

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

We (the entities) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Mackenzie
Date of last notice	14 December 2016

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder)	Andrew Mackenzie has an indirect interest in 266,205 ordinary shares in BHP Billiton Plc and 93,051 ordinary shares in BHP Billiton Limited held by Pershing Nominees held jointly by Andrew Mackenzie and Elizabeth Mackenzie, of which Andrew Mackenzie is a beneficiary.

Date of change	24 August 2017 for vesting 24 August 2017 for sale

No. of securities held prior to change	Ordinary shares: BHP Billiton Plc 266,205 – Indirect BHP Billiton Limited 55,200 – Indirect Options and other rights: BHP Billiton Plc

151,609 – Maximum number of Performance Shares (ordinary shares of BHP Billiton Plc) under the Long Term Incentive Plan.

BHP Billiton Limited

1,118,066 – Maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the Long Term Incentive Plan.

69,566 – Maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the Short Term Incentive Plan.

Class	Ordinary shares in BHP Billiton Limited.

Number acquired	74,072 (BHP Billiton Limited).

Number disposed	36,221 (BHP Billiton Limited).

Value/Consideration	Vesting of 69,566 at nil cost. 4,506 Dividend Equivalent Payments in shares at nil cost. Sale of 36,221 at AUD$26.50 per share (average).

No. of securities held after change

Ordinary shares:

BHP Billiton Plc

266,205 – Indirect

BHP Billiton Limited

93,051 – Indirect

Options and other rights:

BHP Billiton Limited

1,118,066 – Maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the Long Term Incentive Plan.

69,566 – Maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the Short Term Incentive Plan.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

The acquisition of:

•    69,566 ordinary shares in BHP Billiton Limited following the vesting of Deferred Shares under FY2015 Short Term Incentive Plan; and

•    4,506 ordinary shares in BHP Billiton Limited in accordance with the Group’s policy on Dividend Equivalent Payments.

An on-market sale of 36,221 BHP Billiton Limited ordinary shares on the Australian Securities Exchange, made in order to meet expected tax obligations.

2012 Long Term Incentive Plan- nil vesting:

None of Andrew Mackenzie’s 151,609 Long Term Incentive Plan 2012 awards vested.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	-

Nature of interest	-

Name of registered holder (if issued securities)	-

Date of change	-

No. and class of securities to which interest related prior to change	-

Interest acquired	-

Interest disposed	-

Value/Consideration	-

Interest after change	-

Part 3 – Closed period

Were the interests in the securities or contacts detailed above traded during a closed period where prior written consent was required?	No.

If so, was prior written clearance provided to allow the trade to proceed during this period?	Under BHP Billiton’s Securities Dealing Policy a Director cannot deal in BHP Billiton Securities without prior written clearance. This requirement applies to all dealings, including those that occur outside of a Closed Period.

If prior written clearance was provided, on what date was this provided?	N/A

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew

Contact details	Rachel Agnew	Tel: Fax:	+61 3 9609 3730 +61 3 9611 1044

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street, Melbourne Victoria 3000	Registered Office: Nova South, London SW1E 5LB UK

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: August 30, 2017	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary